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                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 13D


               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.        )*
                                         ------

                              MagneTek, Inc.
-------------------------------------------------------------------------------
                             (Name of Issuer)

                               Common Stock
-------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                559424 10 6
-------------------------------------------------------------------------------
                              (CUSIP Number)

         Jennifer Bellah Maguire, Esq., Gibson, Dunn & Crutcher, LLP,
           333 South Grand Avenue, Suite 4800, Los Angeles, CA 90071
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

             October 26, 1999 (See footnote 1 to Item 5(a) & (b))
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 559424106
          ---------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                                Andrew G. Galef
-------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                        (a)
                        (b)
-------------------------------------------------------------------------------

3.  SEC Use Only
-------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)                     PF & OO - See Item 3
-------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6.  Citizenship or Place of Oganization                                    U.S.
-------------------------------------------------------------------------------

Number of Shares
 Beneficially Owned      7.   Sole Voting Power                       1,299,224
 by Each Reporting    ---------------------------------------------------------
 Person With
                         8.    Shared Voting Power                            0
                      ---------------------------------------------------------

                         9.    Sole Dispositive Power                 1,299,224
                      ---------------------------------------------------------

                         10.   Shared Dispositive Power                       0
-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person     1,299,224
-------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
-------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     5.5% - See footnote 1 to Item 5(a) & (b)
-------------------------------------------------------------------------------

14.  Type of Reporting
-------------------------------------------------------------------------------

                                      IN
         ----------------------------------------------------------------------

         ----------------------------------------------------------------------

         ----------------------------------------------------------------------

         ----------------------------------------------------------------------

CUSIP No. 559424106
          ---------

ITEM 1(a).        NAME OF ISSUER:

                  MagneTek, Inc., a Delaware corporation (the "Issuer").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  10900 Wilshire Boulevard, Suite 850, Los Angeles, California 90024.

ITEM 1(c).        TITLE OF CLASS OF EQUITY SECURITIES:

                  Common Stock, $.01 par value.

ITEM 2(a)-(c), (f).        IDENTITY AND BACKGROUND:

                  The Reporting Person is Andrew G. Galef, an individual United States citizen whose present principal occupation is the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer at the address listed above in Item 1(b).

ITEM 2(d).        CRIMINAL CONVICTIONS IN LAST FIVE YEARS:

                  The Reporting Person has not been convicted in a criminal proceeding during the last five years.

ITEM 2(e).        CERTAIN CIVIL PROCEEDINGS IN LAST FIVE YEARS:

                  The Reporting Person has not been party to any civil proceeding as a result of which he has been subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation in respect of such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

                  The Reporting Person purchased 593,391 shares of the Issuer's common stock as a founder when the Issuer was originally formed as a private entity using his personal funds. The Reporting Person has received options to purchase 705,833 shares of the Issuer's common stock pursuant to compensation arrangements and pursuant to discretionary grants under the Issuer's stock incentive plans. The remaining 5,000 shares of the Issuer's common stock were purchased by the Reporting Person's spouse.

ITEM 4.           PURPOSE OF TRANSACTION:

                  Purchases of the Issuer's common stock described herein were made for investment purposes only. Grants of options to purchase shares of the Issuer's common stock were made as part of the Reporting Person's compensation package or as discretionary grants pursuant to the Issuer's stock incentive plans. The Reporting Person does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs(a) through (j) of Item 4 of Schedule 13D. However, it is possible that the Reporting Person will acquire additional securities of the Issuer or dispose of securities of the Issuer in the future.

ITEM 5(a) & (b).  AGGREGATE NUMBER AND PERCENTAGE OF CLASS OF COMMON STOCK:


Number of Shares With Sole
  Voting and Dispositive        Aggregate Number of        Percentage of Class
           Power             Shares Beneficially Owned   Beneficially Owned (1)
--------------------------   -------------------------   ----------------------
         1,299,224                   1,299,224                   5.5%


(1) The percentage of common stock indicated on this table are based on 22,981,634 shares of common stock issued and outstanding as of September 22, 2000, as disclosed in the Issuer's most recent Form 10-K filed with the Securities and Exchange Commission. The Reporting Person first became aware that his beneficial ownership percentage had risen above the 5% threshold when the Issuer's annual proxy statement was recently prepared, as the increase from his beneficial ownership percentage from last year of 4.0% was due only to the fact that the Issuer's outstanding shares had gradually decreased from last year's outstanding share total

CUSIP No. 559424106
          ---------

     of 29.5 million shares over the past year. The Reporting Person had not made any acquisitions of the Issuer's securities over the past year and during the year his beneficial ownership total only increased marginally due to the annual vesting of 83,333 options.

ITEM 5(c).        TRANSACTIONS IN THE COMMON STOCK WITHIN LAST 60 DAYS:

                  The Reporting Person has not effected any transactions in the Common Stock in the last 60 days.

ITEM 5(d).        RIGHTS OF ANY OTHER PERSON:

                  Not applicable.

ITEM 5(e). DATE ON WHICH REPORTING PERSON CEASED TO BE BENEFICIAL OWNER OF FIVE PERCENT OF COMMON STOCK:

                  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

                  Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

                  Not applicable.

CUSIP No. 559424106
          ---------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  November 7, 2000



                                                     /s/ Andrew G. Galef
                                                ------------------------------
                                                       Andrew G. Galef





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